UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 29, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11

Corporate Registry (NIRE): 333.0032463-1

NOTICE REGARDING RELATED PARTY TRANSACTION

TIM S.A. ("Company" or “TIM”) (B3: TIMS3; NYSE: TIMB), in compliance with CVM Resolution 80/22, hereby informs its shareholders, the market in general and other interested parties about the signing of an amendment to extend the term of the Contract for the Provision of Technical and Administrative Services (“TSA”) from May/23 to Dec/23 with I-Systems Soluções de Infraestruturas S.A. ("I-Systems") on 05/18/2023.

1.	Parties Involved: TIM S.A. and I-Systems.
2.	Relationship with the issuer: TIM S.A. holds a 49% stake in the capital stock of I-Systems
3.	Reason for the operation: Extension of the TSA term until 12/31/2023, in which TIM maintains and operates essential infrastructure and services for the maintenance of I-Systems' operation on demand while I-Systems finalizes the incorporation of all activities within the scope of its operation.
4.	Object of the transaction: On November 16, 2021, the Parties entered into a TSA, for the purpose of providing by TIM in favor of I-Systems certain services, in order to continue the administrative and operational activities of I-Systems during the transitional period. The Parties are interested in extending the term of the Agreement for the completion of pending Services by means of a contractual Amendment.
5.	Main terms and conditions of the transaction:
•	Transaction Date: 05/18/2022.

•        Duration: 05/15/2023 to 12/31/2023 (Total duration: 11/16/2021 to 12/31/2023)

•        Value Involved (Reais): Considering from the beginning of the effectiveness of the original Agreement in Nov/2021 until the final term of the last asset entered into, Dec/2023, the total amount involved is R$78,707,454.00

•	Warranty and insurance: Not Applicable
•	Termination or rescission: With 30 days prior notice or until 12/31/2023.
6.	Eventual participation of the shareholders or management of the related counterparty in the decision-making process or the negotiation of the Transaction as representatives of the Company:

TIM Italy shareholders or management did not participate in the negotiation of the Agreement as agents of the issuer.

The Company's decision-making process was carried out independently, based on the need for essential services to maintain the operation of I-Systems while I-Systems finalizes the incorporation of all activities within the scope of its operation.

The Agreement approval process strictly followed the applicable Brazilian laws and the relevant provisions of the Company's Bylaws.

7.	Detailed explanation of the reasons for which the issuers’ management considers the transaction was carried out on an arm’s length basis or provided the payment of adequate compensation:

On 11/16/2021, a TSA was entered into between the parties, establishing that TIM would provide a defined scope of services to I-Systems for determined prices in order to guarantee the provision of services by i-Systems to the final consumer without prejudice to the level of quality of these services during the period of integration and absorption of all activities and processes essential to the independent operation of i-Systems.

Over the period of 18 months initially agreed (from 11/16/2021 to 05/14/2023), I-Systems led the integration of activities and processes relevant to the operation of the business, with periodic monitoring through committees including actors from tactical and operational levels of both companies and, despite the constant evolution of the integration process, it was not possible to completely finalize the integration of activities within the initially foreseen deadline, motivating the negotiation of the extension of the TSA term.

The negotiation of the extension involved actors from all levels of TIM and I-Systems, with transparency and respecting the companies' governance. The amendment to the TSA contract, referring to the extension of the TSA, signed on 05/18/2023, establishes the scope of the services to be provided, the conditions for providing the services, its maximum completion period (12/31/2023) and, as no variation in the costs of providing these services was identified, it was agreed to maintain the prices determined in the original TSA.

Rio de Janeiro, May 29th, 2022.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 29, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer